SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13D/A



                   Under the Securities Exchange Act of 1934

                                Amendment No. 3


                             ONCOGENE SCIENCE, INC.
                          ----------------------------
                                (Name of Issuer)


                     Common Stock par value $.01 per share
- ---------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  682305 10 7
                               -----------------
                                 (CUSIP Number)


William K. Hoskins, Esq.                      Harry R. Benz
General Counsel                               Hoechst Corporation
Marion Merrell Dow Inc.                       Route 202-206
9300 Ward Parkway                             P.O. Box 2500
Kansas City, Missouri 64114                   Somerville, NJ 08876-1258
(816) 966-4000                                (517) 636-1000
- ---------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                                 June 28, 1995
            -------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(4)(i)(A) or (B), check the following box. [ ]

Check the following box if a fee is being paid with this statement [ X ].


                                  Page 1 of 16

                          Exhibit Index is at page 10

CUSIP No.  682305 10 7
___________________________________________________________________________

1)   Name of Reporting Person and its             Marion Merrell Dow Inc.
     I.R.S. Identification Number                 44-0565557
___________________________________________________________________________

2)   Check the Appropriate Box if                                (a)[  ]
     a Member of a Group                                         (b)[ x]
___________________________________________________________________________

3)   SEC Use Only
___________________________________________________________________________

4)   Source of Funds                                             WC
___________________________________________________________________________

5)   Check Box if Disclosure of Legal                               [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)
___________________________________________________________________________


6)   Citizenship or Place of Organization                          Delaware
___________________________________________________________________________

               7)   Sole Voting Power                            1,590,909*
Number of      ____________________________________________________________
Shares
Beneficially   8)   Shared Voting Power                                   0
Owned by       ____________________________________________________________
Each
Reporting      9)   Sole Dispositive Power                       1,590,909*
Person With    ____________________________________________________________

               10)  Shared Dispositive Power                              0
___________________________________________________________________________

11)  Aggregate Amount Beneficially Owned                         1,590,909*
     by Each Reporting Person
___________________________________________________________________________

12)  Check Box If the Aggregate Amount                                [   ]
     in Row (11) Excludes Certain Shares
___________________________________________________________________________

13)  Percent of Class Represented                                     9.45%
     by Amount in Row (11)
___________________________________________________________________________

14)  Type of Reporting Person                                            CO
___________________________________________________________________________

* Includes up to 500,000 shares that may be purchased for $5.50 per share upon the exercise of a Common Stock Purchase Warrant during the five-year period beginning December 11, 1994, and ending December 10, 1999.

CUSIP No.  682305 10 7
___________________________________________________________________________

1)   Name of Reporting Person and its              Hoechst Corporation
     I.R.S. Identification Number                  22-1862783
___________________________________________________________________________

2)   Check the Appropriate Box if                                  (a)[ X ]
     a Member of a Group                                           (b)[   ]
___________________________________________________________________________

3)   SEC Use Only
___________________________________________________________________________

4)   Source of Funds                                        Not Applicable
___________________________________________________________________________

5)   Check Box if Disclosure of Legal                                  [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)
___________________________________________________________________________


6)   Citizenship or Place of Organization                          Delaware
___________________________________________________________________________

               7)   Sole Voting Power                            1,590,909*
Number of      ____________________________________________________________
Shares
Beneficially   8)   Shared Voting Power                                   0
Owned by       ____________________________________________________________
Each
Reporting      9)   Sole Dispositive Power                       1,590,909*
Person With    ____________________________________________________________

               10)  Shared Dispositive Power                              0
___________________________________________________________________________

11)  Aggregate Amount Beneficially Owned                         1,590,909*
     by Each Reporting Person
___________________________________________________________________________

12)  Check Box If the Aggregate Amount                                [   ]
     in Row (11) Excludes Certain Shares
___________________________________________________________________________

13)  Percent of Class Represented                                     9.45%
     by Amount in Row (11)
___________________________________________________________________________

14)  Type of Reporting Person                                            CO
___________________________________________________________________________

* Includes up to 500,000 shares that may be purchased for $5.50 per share upon the exercise of a Common Stock Purchase Warrant during the five-year period beginning December 11, 1994, and ending December 10, 1999.

CUSIP No.  682305 10 7
___________________________________________________________________________

1)   Name of Reporting Person and its        H Pharma Acquisition Corp.
     I.R.S. Identification Number                  51-0363736
___________________________________________________________________________

2)   Check the Appropriate Box if                                  (a)[ X ]
     a Member of a Group                                           (b)[   ]
___________________________________________________________________________

3)   SEC Use Only
___________________________________________________________________________

4)   Source of Funds                                        Not Applicable
___________________________________________________________________________

5)   Check Box if Disclosure of Legal                                  [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)
___________________________________________________________________________


6)   Citizenship or Place of Organization                          Delaware
___________________________________________________________________________

               7)   Sole Voting Power                            1,590,909*
Number of      ____________________________________________________________
Shares
Beneficially   8)   Shared Voting Power                                   0
Owned by       ____________________________________________________________
Each
Reporting      9)   Sole Dispositive Power                       1,590,909*
Person With    ____________________________________________________________

               10)  Shared Dispositive Power                              0
___________________________________________________________________________

11)  Aggregate Amount Beneficially Owned                         1,590,909*
     by Each Reporting Person
___________________________________________________________________________

12)  Check Box If the Aggregate Amount                                [   ]
     in Row (11) Excludes Certain Shares
___________________________________________________________________________

13)  Percent of Class Represented                                     9.45%
     by Amount in Row (11)
___________________________________________________________________________

14)  Type of Reporting Person                                            CO
___________________________________________________________________________

* Includes up to 500,000 shares that may be purchased for $5.50 per share upon the exercise of a Common Stock Purchase Warrant during the five-year period beginning December 11, 1994, and ending December 10, 1999.

     This Amendment No. 3 amends the Statement on Schedule 13D (the "Schedule 13D") filed by Marion Merrell Dow Inc. ("MMD") dated December 11, 1992, with respect to the Common Stock of Oncogene Science, Inc., as amended through the date hereof. This Statement also constitutes the initial filing on Schedule 13D of Hoechst Corporation, a Delaware corporation ("Parent"), and H Pharma Acquisition Corporation, a Delaware corporation ("Acquisition"), which are filing jointly with MMD. This amendment is filed solely to report the possible indirect beneficial ownership of securities of the Issuer by Parent and Acquisition due to their acquisition of a majority ownership interest in MMD.

ITEM 2.   IDENTITY AND BACKGROUND.
- -------   ------------------------

     Item 2 of this Schedule 13D is amended to read as follows:

     (a) - (c), (f) This Schedule is filed on behalf of Marion Merrell Dow Inc., a Delaware corporation ("MMD"), with a principal place of business and principal office located at 9300 Ward Parkway, Kansas City, Missouri 64114-0480. The principal business of MMD is the discovery, development, manufacturing, marketing, and sale of pharmaceutical compounds for the treatment of human diseases. Information as to the executive officers and directors of MMD is set forth in Exhibit 99.D hereto.

     This Schedule also is filed on behalf of Hoechst Corporation, a Delaware corporation ("Parent"), and H Pharma Acquisition Corp., a
Delaware corporation ("Acquisition") and wholly owned subsidiary of Parent. Parent is a wholly owned subsidiary of Hoechst Aktiengesellschaft, a German corporation ("Hoechst AG"). Parent is a holding company for most of the U.S. operations of Hoechst AG, a multinational pharmaceutical and chemical company headquartered in Frankfurt, Germany. Acquisition is a recently organized corporation that has not conducted any business except in connection with the acquisition of MMD common stock by Acquisition. The principal place of business and principal office of each of Parent and Acquisition is Route 202-206, Somerville, New Jersey 08876-1258. Information as to the executive officers and directors of Parent and Acquisition is set forth in Exhibit 99.E hereto.

     Parent and Acquisition beneficially own an aggregate of approximately 71.0% of the outstanding common stock of MMD. Parent and Acquisition are filing this Schedule with respect to their potential deemed indirect ownership of MMD's holdings of the Shares; however, Parent and Acquisition disclaim beneficial ownership of such securities.

     (d) - (e) During the last five years, neither MMD, Parent, nor Acquisition nor, to their knowledge, any of the persons listed in Exhibits 99.D and 99.E hereto, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, neither MMD, Parent, nor Acquisition nor, to their knowledge, any of the persons listed in Exhibits 99.D and 99.E hereto, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them was or is subject to a judgment, decree, or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
- -------   -------------------------------------

     Item 5 of this Schedule 13D is amended to read as follows:

     (a) MMD owns 1,090,909 shares of the Issuer's Common Stock, repres-enting approximately 6.7% of the Common Stock outstanding at March 31, 1995. MMD also has the option (pursuant to the Warrant), exercisable from December 11, 1994, through December 10, 1999, to purchase an additional 500,000 shares. If the Warrant was exercised to purchase all 500,000 shares, MMD would own approximately 9.45% of the Common Stock outstanding at March 31, 1995, on a fully-diluted basis. Neither Parent, Acquisition, nor any executive officer or director of MMD, Parent, or Acquisition beneficially owns any of the Shares other than through their beneficial ownership of MMD stock or stock of Hoechst AG. Neither Parent nor Acquisition beneficially owns any other shares of Common Stock except through its beneficial ownership of MMD stock. All executive officers and directors of MMD, Parent, and Acquisition beneficially own less than 1.0%, in the aggregate, of the outstanding common stock of MMD.

     (b) MMD has sole power to vote and sole power to dispose of the Shares. Neither Parent, Acquisition, nor any executive officer or director of either MMD, Parent, or Acquisition has any power to vote or to direct the vote, or to dispose or to direct the disposition of, the Shares except to the extent that Parent, Acquisition, or any such executive officer or director may be deemed to have any such power by reason of such person's relationship to or position with MMD, Parent, or Acquisition.

     (c) None. On June 28, 1995, Acquisition purchased an aggregate of approximately 71 percent of the outstanding common stock of MMD, as a result of which they may be deemed indirectly to beneficially own the Shares.

     (d)  None.

     (e)  Not applicable.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
- -------   ---------------------------------

     Item 7 of this Schedule 13D is amended to read as follows:

     EXHIBIT 99.A Stock Purchase Agreement (including form of Common Stock Purchase Warrant) dated December 11, 1992, by and between MMD and the Issuer.

     EXHIBIT 99.B Collaborative Research and License Agreement dated December 11, 1992, by and between MMD and the Issuer (without exhibits).

     EXHIBIT 99.C Agreement to File Jointly dated June 28, 1995, by and among MMD, Parent, and Acquisition.

     EXHIBIT 99.D Information concerning directors and executive officers of MMD.

     EXHIBIT 99.E Information concerning directors and executive officers of Parent, Acquisition, and Hoechst AG.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        MARION MERRELL DOW INC.



Date: June 28, 1995                     By:  /s/ Rebecca R. Tilden
                                             Rebecca R. Tilden
                                             Vice President, Assistant
                                             General Counsel, and
                                             Assistant Secretary

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        HOECHST CORPORATION



Date:  June 28, 1995                    By:  /s/ Harry R. Benz
                                             Harry R. Benz
                                             Secretary and Treasurer

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        H PHARMA ACQUISITION CORP.



Date:  June 28, 1995                    By:  /s/ David A. Jenkins
                                             David A. Jenkins
                                             Vice President and Secretary

                                 EXHIBIT INDEX

Exhibit 99.A Stock Purchase Agreement (including form of Stock Purchase Warrant) dated December 11, 1992, by and between MMD and the Issuer (incorporated by reference from Exhibit A to the Schedule 13-D of MMD dated December 11, 1992, with respect to securities of the Issuer).

Exhibit 99.B Collaborative Research and License Agreement dated December 11, 1992, by and between MMD and the Issuer (incorporated by reference from Exhibit A to the Schedule 13-D of MMD dated December 11, 1992, with respect to securities of the Issuer).

Exhibit 99.C   Agreement to File Jointly dated June 28, 1995, by      11
               and among MMD, Parent, and Acquisition with respect to securities of the Issuer.

Exhibit 99.D Information concerning directors and executive officers of MMD (incorporated by reference from Exhibit D to Amendment No. 1 to the Schedule 13-D of MMD dated December 11, 1992, with respect to securities of the Issuer.

Exhibit 99.E   Information concerning directors and executive         12
               officers of Parent, Acquisition, and Hoechst AG.